Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333150436) of our report dated March 30, 2010, relating to the 2009 consolidated financial statements of Glowpoint, Inc. and Subsidiaries (the “Company”), which appear in the Annual Report (Form 10-K) of the Company for the year ended December 31, 2010.   We were not engaged to audit, review, or apply any procedures to the adjustments for the reverse stock split and discontinued operations as described in Notes 2 and 8 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those adjustments were audited by EisnerAmper LLP.

/s/ Amper, Politziner & Mattia, LLP

March 16, 2011

Edison, New Jersey